October 26, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Notice of disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Comcast Corporation and NBCUniversal Media, LLC have made disclosure pursuant to such provisions in their Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, which was filed with the Securities and Exchange Commission on October 26, 2016.

Sincerely,

Comcast Corporation

By: /s/ Lawrence J. Salva

Name: Lawrence J. Salva

Title: Executive Vice President and Chief Accounting Officer

NBCUniversal Media, LLC

By: /s/ Lawrence J. Salva

Name: Lawrence J. Salva

Title: Executive Vice President